Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-244352

NATIONAL FUEL GAS COMPANY

Final Term Sheet

February 9, 2021

Issuer:	National Fuel Gas Company

Security:	2.95% Notes due 2031

Ratings*:	Baa3/BBB-/BBB (Moody’s/S&P/Fitch)

Trade Date:	February 9, 2021

Settlement Date**:	February 24, 2021 (T+10)

Size:	$500,000,000

Maturity:	March 1, 2031

Benchmark Treasury:	0.875% due November 15, 2030

Benchmark Treasury Yield:	1.157%

Spread to Benchmark Treasury:	+180 basis points

Yield to Maturity:	2.957%

Price to Public:	99.939%

Coupon (Interest Rate):	2.95% per annum

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2021

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes – Interest Rate Adjustment” in the Preliminary Prospectus Supplement dated February 9, 2021.

Make-Whole Optional Redemption:	At any time prior to December 1, 2030 (the “par call date”) at a discount rate of Treasury plus 30 basis points (calculated to the par call date)

At Par Optional Redemption:	On or after the par call date

CUSIP/ISIN:	636180 BR1 / US636180BR19

Joint Book-Running Managers:	BofA Securities, Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	CIBC World Markets Corp. Citizens Capital Markets, Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC

Co-Managers:	Comerica Securities, Inc. M&T Securities, Inc. Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made, against payment for the notes, on or about February 24, 2021, which will be the tenth business day following the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of this term sheet or the next succeeding seven business days will be required, because the notes initially will settle within ten business days (T+10), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date of this term sheet or the next seven succeeding business days should consult their own legal advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Securities, Inc., HSBC Securities (USA) Inc. or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.